EXHIBIT 99.1

                               LECTEC CORPORATION
                          Quarterly Report on Form 10-Q
                                December 31, 2000

             CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         The Private Securities Litigation Reform Act of 1995 provides public companies with a "safe harbor" from liability for forward-looking statements if those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The Company hereby identifies the following important factors which could cause the Company's actual results to differ materially from those contained in any forward-looking statement made by the Company from time to time in any report, proxy statement, registration statement or other written communication or in oral forward-looking statements made from time to time by the Company's offices or agents.

         WE HAVE A HISTORY OF LOSSES AND WE EXPECT LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE

         Although we have generated differing levels of revenue over the last several years, we have not had profitable operations. We expect to continue to incur losses for the foreseeable future. We have expended a substantial amount of our resources in sales and marketing efforts and researching and developing technology relating to our products.

         We plan to increase our operating expenses as we continue to devote significant resources to developing our therapeutic consumer products business. We expect to incur substantial operating losses in the foreseeable future as we invest in our therapeutic consumer products business. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. The amount of future net losses, and the time required to reach profitability, are both highly uncertain. We cannot assure you that we will ever be able to achieve or sustain profitability.

         OUR SUCCESS DEPENDS ON A SINGLE FAMILY OF PRODUCTS

         We have adopted a strategy of focusing our efforts on our therapeutic consumer products business. As a result, our revenue and profitability depend on sales of our topical ointment-based products for the application of over-the-counter drugs. A reduction in demand for these products would have a material adverse effect on our business. We have relatively limited experience selling our therapeutic consumer products. Accordingly, we can not assure you that sales of our therapeutic consumer products represent long-term consumer acceptance of these products, or that the recent increase in therapeutic consumer products sales is indicative of future growth rates for sales of these products. The sustainability of current levels of therapeutic

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consumer products sales and the future growth of such sales, if any, will depend on, among other factors:

         *  continued consumer trial of our products;

         *  generation of repeat consumer sales;

         *  further development and sales of our TheraPatch brand name products;

         *  development of further relationships with resellers of our products;

         *  competition from substitute products;

         *  effective consumer advertising.

         We can not assure you that we will maintain or increase our current level of therapeutic consumer products sales or profits in future periods.

         OUR SUCCESS DEPENDS ON OUR RELATIONSHIPS WITH RESELLERS OF OUR PRODUCTS

         A significant portion of the sales of our therapeutic consumer products are derived from agreements with other companies that act as resellers of our products. Under these agreements, our products are marketed and sold under another company's brand name and by another company's sales force. Our success depends in part upon our ability to enter into additional reseller agreements with new third parties while maintaining our existing reseller relationships. We believe our relationships with our existing third party resellers have been a significant factor in the success to date of our therapeutic consumer products business, and any deterioration or termination of these relationships would seriously harm our business.

         OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO MANAGE ANY GROWTH IN OUR THERAPEUTIC CONSUMER PRODUCTS BUSINESS

         If we are successful in increasing the sales of our therapeutic consumer products we may be required to expand our operations, particularly in the areas of research and development, sales and marketing, and manufacturing. If we are required to expand our operations in these areas, those expansions will likely result in new and increased responsibilities for management personnel and place significant strain on our management, operating and financial systems and other resources. To accommodate any such growth and compete effectively, we will be required to implement improved information systems, procedures and controls, and to expand, train, motivate and manage our work force. Our future success will depend to a significant extent on the ability of our current and future management personnel to operate effectively both independently and as a group. We can not assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

         We manufacture our therapeutic consumer products in quantities sufficient to satisfy our current level of sales. To meet any increases in sales, we may need to increase our production significantly beyond our present manufacturing capacity. Accordingly, we may be required to

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increase our manufacturing capacities. We can not assure you that increasing our capacity can be accomplished on a profitable basis.

         THE MARKET FOR OUR PRODUCTS IS COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES REQUIRED TO COMPETE EFFECTIVELY

         The markets for the therapeutic consumer products we sell are relatively new and therefore subject to rapid and significant change. We face significant competition in the development and marketing of these products. We can not assure you that we will be able to compete effectively in the sale of our products. Competitors in the United States and abroad are numerous and include, among others, major pharmaceutical and consumer product companies. Our competitors may succeed in developing technologies and products that are more effective than those we are developing and could render our therapeutic consumer products obsolete and noncompetitive. Many of our competitors have substantially greater financial and technical resources, marketing capabilities and regulatory experience. In addition, these companies compete with us in recruiting and retaining highly qualified personnel. As a result, we cannot assure you that we will be able to compete successfully with these organizations.

         PATENTS AND OTHER PROPRIETARY RIGHTS PROVIDE UNCERTAIN PROTECTION OF OUR PROPRIETARY INFORMATION AND OUR INABILITY TO PROTECT A PATENT OR OTHER PROPRIETARY RIGHT MAY HARM OUR BUSINESS

         The patent position of companies engaged in the sale of products such as ours is uncertain and involves complex legal and factual questions. Issued patents can later be held invalid by the patent office issuing the patent or by a court. We can not assure you that our patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us a competitive advantage. In addition, many other organizations are engaged in research and development of products similar to our therapeutic consumer products. Such organizations may currently have, or may obtain in the future, legally blocking proprietary rights, including patent rights, in one or more products or methods under development or consideration by us. These rights may prevent us from commercializing new technology, or may require us to obtain a license from the organizations to use their technology.

         We also rely on trade secrets and other unpatented proprietary information in the manufacturing of our therapeutic consumer products. To the extent we rely on confidential information to maintain our competitive position, there can be no assurance that other parties will not independently develop the same or similar information.

         There has been substantial litigation regarding patent and other intellectual property rights in the consumer products industry. Litigation could result in substantial costs and a diversion of our effort, but may be necessary to enforce any patents issued to us, protect our trade secrets or know-how, defend against claimed infringement of the rights of others or determine the scope and validity of the proprietary rights of others. We can not assure you that third parties will not pursue litigation that could be costly to us. An adverse determination in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business.

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         WE ARE SUBJECT TO REGULATION BY REGULATORY AUTHORITIES INCLUDING THE
FDA WHICH MAY AFFECT THE MARKETING OF OUR PRODUCTS

         The research, development, manufacture, labeling, distribution, marketing and advertising of our products, and our ongoing research and development activities, are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. Failure to comply with regulatory requirements for marketing our products could subject us to regulatory or judicial enforcement actions, including, but not limited to, product recalls or seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products and suspensions and withdrawals of existing approvals. Currently, the majority of our therapeutic consumer products are regulated as over-the-counter products. We can not assure you that the FDA will continue to regulate these products as over-the-counter products. If the FDA changed its approach to regulating our products, we would be faced with significant additional costs and may be unable to sell some or all of our products. Any such change would have a material adverse effect on our business. Delays in obtaining regulatory approvals for any new products could have a material adverse effect on our business. Even if regulatory approval of a new product is granted, such approval may include significant limitations on the indicated uses of the product or the manner in which or conditions under which the product may be marketed.

         WE MAY BE REQUIRED TO REDUCE OR ELIMINATE SOME OR ALL OF OUR SALES AND MARKETING EFFORTS OR RESEARCH AND DEVELOPMENT ACTIVITIES IF WE FAIL TO OBTAIN ADDITIONAL FUNDING THAT MAY BE REQUIRED TO SATISFY OUR FUTURE CAPITAL EXPENDITURE NEEDS

         We plan to continue to spend substantial funds to expand our sales and marketing efforts and our research and development activities related to our therapeutic consumer products. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of sales and marketing, manufacturing and research and development activities, the extent to which our therapeutic consumer products gain market acceptance and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. If we are unable to obtain financing, we may be required to reduce or eliminate some or all of our sales and marketing efforts or research and development activities.

         WE HAVE LIMITED STAFFING AND WILL CONTINUE TO BE DEPENDENT UPON KEY EMPLOYEES

         Our success is dependent upon the efforts and abilities of our key employees. If key individuals leave, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends upon our ability to continue to attract and retain qualified scientific, marketing and technical personnel. There is intense competition for qualified personnel in all functional areas and competition will make it difficult to attract and retain the qualified personnel necessary for the development and growth of our business.

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         THE PRICE OF OUR COMMON STOCK COULD BE HIGHLY VOLATILE DUE TO A NUMBER
OF FACTORS

         The trading price of our common stock may fluctuate widely as a result of a number of factors, including:

         *  performance of our therapeutic consumer products in the market;

         * regulatory developments in both the United States and foreign countries;

         * market perception and customer acceptance of our therapeutic consumer products;

         *  increased competition;

         *  relationships with resellers of our products;

         *  economic and other external factors; and

         *  period-to-period fluctuations in financial results.

         In addition, the price of our common stock has from time to time experienced significant price and volume fluctuations that may be unrelated to our operating performance.

         WE MAY NOT CONTINUE TO MEET THE REQUIREMENTS FOR CONTINUED LISTING ON NASDAQ

         The National Association of Securities Dealers, Inc. which administers Nasdaq, has adopted certain criteria for continued eligibility on Nasdaq. In order to continue to be included on Nasdaq, we must maintain $4 million in net tangible assets, a public float of 750,000 shares and a $5 million market value of our public float. In addition, continued inclusion requires two market-makers, at least 400 holders of our common stock and a minimum bid price of our common stock of $1 per share. Our failure in the future to meet these maintenance criteria, as now in effect or as may be later amended, may result in the delisting of our common stock from Nasdaq. In such event, trading, if any, in our common stock may then continue to be conducted in the non-Nasdaq over-the-counter market in less orderly markets commonly referred to as the electronic bulletin board and the "pink sheets." As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock. If Nasdaq were to begin delisting proceedings against us, it could reduce the level of liquidity currently available to our shareholders. If our common stock were delisted, the price of our common stock would, in all likelihood, decline.